THREE AND NINE MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

THREE AND NINE MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1        Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Taseko Mines Limited ("Taseko", or the "Company") for the three and nine months ended June 30, 2007, and the audited consolidated financial statements for the year ended September 30, 2006, prepared in accordance with Canadian generally accepted accounting principles.

This MD&A is prepared as of August 13, 2007. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2         Overview

Taseko is a mining and mineral exploration company with three properties located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine and two exploration projects: the Prosperity gold-copper property and the Harmony gold property.

In 2007, Taseko continues to focus on expansion of the concentrator and other production improvements at the Gibraltar mine, completion of a feasibility study and acquisition of a Project Approval for the Prosperity project, and review of potential acquisitions to provide for further corporate growth.

During the nine months ended June 30, 2007, Taseko had an operating profit of $74.7 million, and net earnings after tax of $35.6 million, as compared to an operating profit of $33.8 million, and net earnings after tax of $13.9 million for the same period in fiscal 2006.

For the quarter, Gibraltar produced 12.7 million pounds of copper, an increase of 2.6 million pounds from the same period in 2006.

Taseko’s realized prices for copper and molybdenum sales for the quarter were US$3.53 per pound and US$31.95 per pound, respectively, reflecting the Company’s unhedged selling program.

The Phase 1 and Phase 2 mill and mine expansion and upgrades at the Gibraltar Mine are on time and on budget.

$2.3 million was spent on drilling to further expand the Gibraltar reserves.

Taseko spent $2.2 million during the quarter to advance the feasibility and environmental assessment studies on the Prosperity Gold-Copper Project.

THREE AND NINE MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.1     Gibraltar Mine

Taseko’s 100% owned Gibraltar mine is located north of the City of Williams Lake in south-central British Columbia.

Third Quarter Fiscal 2007 Sales and Inventory

Copper

  Copper in concentrate production during the quarter was 11.8 million pounds of copper.

  Copper concentrate sales for the quarter were 22,603 wet metric tonnes ("WMT"), containing 13.0 million pounds of copper.

  Copper concentrate inventory at June 30, 2007 was 842 WMT (0.34 million pounds of copper) a decrease in inventory from the 2,608 WMT (1.5 million pounds of copper) at the end of the previous quarter.

  Copper cathode production during the quarter was 0.9 million pounds.

  Copper cathode sales for the quarter were 0.6 million pounds.

  Copper cathode inventory at the end of the quarter was 0.9 million pounds, as compared to 0.6 million pounds at the end of the previous quarter.

Molybdenum

  Molybdenum in concentrate production during the quarter was 151,000 pounds.

  Molybdenum concentrate sales during the quarter were 141 WMT, containing 138,164 pounds of molybdenum.

  At the end of the quarter, molybdenum in concentrate inventory was 27.4 WMT (27,396 pounds of molybdenum), compared to 14.9 WMT (14,408 pounds of molybdenum) at the end of the previous quarter.

THREE AND NINE MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Production

The following table is a summary of the operating statistics for the current quarter (Q3 – 2007) compared to the same quarter in fiscal 2006 (Q3 – 2006).

	Q3 - Fiscal 2007	Q3 - Fiscal 2006
Total tons mined (millions)[1]	8.9	8.8
Tons of ore milled (millions)	2.4	2.4
Stripping ratio	2.6	2.7
Copper grade (%)	0.32	0.27
Molybdenum grade (%Mo)	0.010	0.015
Copper recovery (%)	76.4	79.6
Molybdenum recovery (%)	36.3	38.3
Copper production (millions lb)	12.7[3]	10.1
Molybdenum production (thousands lb)	151	169
Copper production costs, net of by-product credits [2], per lb of copper	US$1.14 [3]	US$1.50 [4]
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.32	US$0.50
Total cash costs of production per lb of copper	US$1.46	US$2.00

1Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2 The by-product credit is based on pounds of molybdenum and ounces of silver sold.
3 Q3-2007 copper production includes 11.8 M lb in concentrate and 0.9 M lb in cathode.
4 Includes contractor overhead and mining lease costs. Copper production cost for Q3-2006 is approximately US$0.37/lb above plan as a result of lost production as a result of primary crusher failure.

Copper and molybdenum in concentrate production for the quarter was affected by a fire in an electrical control room in the secondary crusher in late April. Nine days of mill production were lost to downtime resulting from repairs directly related to fire damage. The mine continued to move waste rock during the mill shutdown.

Copper and molybdenum in concentrate recovery was lower than previous quarters as a result of the transition to the new 160 cubic meter flotation cells. On May 11, five of the new cells were operational, at which time the remaining original and smaller cells were taken out of service and removed. The concentrator’s flotation capacity was reduced by approximately 10% from historical levels from that time until the next bank of five new cells was operational in mid-July. All ten cells were in operation on schedule by the end of July, and rougher flotation capacity has now been increased by 160%. This will be sufficient to meet the capacity required for the Phase 1 and Phase 2 expansions.

Production from the solvent extraction/electrowinning (SX/EW) plant was lower than expected during April and May as the operation worked through cold weather and system start up issues. The plant produced over 500,000 pounds of copper in cathode in June, equating to an annual capacity of 6 million pounds.

THREE AND NINE MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Concentrator Expansion Project

All ten new 160 cubic meter flotation cells were installed and operational by the end of July. These new cells will improve copper and molybdenum recoveries and provide sufficient capacity for planned increases in the concentrator throughput.

The major Semi Autogenous Grinding (SAG) mill components were constructed in Europe, and commenced shipment in July 2007. Delivery is on target for August 2007. Mill motors and ancillary systems are on site at Gibraltar and are being installed in the newly erected SAG mill building.

As a result of SAG mill installation and flotation upgrades, the ore processing capacity of the concentrator at Gibraltar will increase from 36,750 to 46,000 tpd by the end of calendar 2007.

The Phase 2 expansion, announced in May 2007, is designed to increase concentrator capacity from 46,000 to 55,000 tpd by late 2008. This project consists of modernizing and increasing the capacity of the regrind, cleaner flotation, and concentrate circuits, installing a two stage tailings pumping system, and adding a pebble crusher to the SAG mill circuit. The engineering work is proceeding on schedule, equipment will be ordered once the designs are complete.

Labour and Safety

There were no lost time accidents during the quarter. The number of personnel at the end of the quarter was 315, compared to 281 at the end of the same quarter of fiscal 2006.

2007 Production

Copper and molybdenum production in the first nine months of 2007 was 35.1 million pounds and 431,000 pounds, respectively.

Milling and metal production achieved expected rates over extended periods during the third quarter, and these quarter-on-quarter improvements are expected to continue.

1.2.2     Prosperity Project

Taseko holds a 100% interest in the Prosperity property, located 125 kilometers southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to open pit mining. On January 11, 2007, the Company announced the positive results of a pre-feasibility level study of the Project.

The Company is continuing work with Hatch on the Prosperity feasibility study.

The study is undergoing a thorough review and optimization, which will move the final date for completing the report to the end of September 2007. Work to date has achieved significant decreases in capital estimates and operating expenses while maintaining concentrator throughput at 70,000 tonnes per day.

THREE AND NINE MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Department of Fisheries and Oceans has recommended to the Federal Minister of Environment that the Project be referred to a Joint Panel Review. Taseko is actively engaged with federal and provincial regulatory agencies in the review of the Project.

1.2.3     Harmony Project

In 2007, Taseko has continued to focus its resources and its efforts on the Gibraltar mine and the Prosperity project.

Property maintenance activities for Harmony are still underway and assessments will be undertaken as new opportunities arise for the project.

1.2.4     Acquisition of Mineral Property

In June 2007, Taseko completed the acquisition of all the issued and outstanding shares in the capital of a private company with a project in northeastern British Columbia, Canada (“the Transaction”), for a total cash consideration to the acquired company’s shareholders of $1,500,000 as well as a share settlement to the value of $2,970,000 (consisting of 894,730 common shares).

In the above Transaction, Taseko purchased the residual net smelter royalties from Teck Cominco Metals Limited (“Teck”) for a total cash consideration to Teck of $300,000 and a units settlement to the value of $835,200 (consisting of 240,000 common shares and 120,000 warrants). Each warrant is exercisable into one common share at $3.48 until June 4, 2009.

1.2.5     Market Trends

Overall, copper prices have been increasing since late 2003, averaging US$3.03/lb in 2006. As a result of increasing supply, prices dropped slightly in early 2007, but have increased again since mid February. The average price to the end of July 2007 is US$3.13/lb.

Overall, gold prices have been increasing for more than three years. The gold price has averaged approximately US$659.19/oz to the end of July 2007.

Molybdenum prices increased from US$7.60/lb to US$34/lb in 2004, and peaked at an average price of US$34/lb in 2005. Prices stabilized in 2006, averaging US$25.53/lb over the year, and have strengthened in 2007, averaging approximately US$29.39/lb to the end of July.

THREE AND NINE MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3         Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at	As at	As at
	September 30	September 30	September 30
	2006	2005	2004
Balance Sheets		(restated) (1)	(restated) (1)
Current assets	$149,446,742	$58,380,111	$18,064,003
Mineral properties	2,628,000	3,000	3,000
Other assets	145,386,341	132,613,767	112,799,415
Total assets	297,461,083	190,996,878	130,866,418

Current liabilities	47,861,378	52,204,979	40,354,912
Other liabilities	148,665,895	109,682,344	95,426,763
Shareholders’ equity	100,933,810	29,109,555	(4,915,257)
Total liabilities & shareholders’ equity	$297,461,083	$190,996,878	$130,866,418

	Year ended	Year ended	Year ended
	September 30	September 30	September 30
	2006	2005	2004
Statements of Operations		(restated) (1)	(restated) (1)
Revenue	$161,900,063	$87,638,300	$–
Cost of sales	(103,627,678)	(71,348,118)	–
Amortization	(3,412,048)	(2,657,165)	17,296
Operating profit (loss)	$54,860,337	$13,633,017	$(17,296)

Accretion of reclamation obligation	1,732,000	1,574,000	1,431,000
Exploration	3,544,081	505,586	4,597,968
Foreign exchange loss (gain)	(288,801)	34,080	–
Loss on sale of equipment	–	2,160,992	–
Loss on extinguishment of capital leases	240,049	–	–
General and administration	5,286,039	2,411,688	2,693,067
Ledcor termination fee	3,500,000	–	–
Interest and other income	(7,170,301)	(10,547,609)	(5,154,209)
Interest expense	4,593,622	3,175,353	–
Interest accretion on convertible debt	1,280,099	1,075,478	977,705
Premium paid for acquisition of Gibraltar Reclamation Trust LP	–	–	5,095,249
Restart project	–	6,346,650	14,982,008
Stock-based compensation	3,182,102	1,129,026	5,172,244
Write down of mineral property acquisition costs	–	–	28,810,296

Earnings (loss) before income taxes	$38,961,447	$5,767,773	$(58,622,624)

Current income tax expense (recovery)	4,397,000	(4,099,000)	23,744,000
Future income tax expense (recovery)	1,648,000	(13,423,000)	–
Earnings (loss) for the year	$32,916,447	$23,289,773	$(82,366,624)

Basic earnings (loss) per share	$0.29	$0.23	$(1.10)
Diluted earnings (loss) per share	$0.26	$0.21	$(1.10)

Basic weighted average number of common shares outstanding	113,553,556	100,021,655	75,113,426
Diluted weighted average number of common shares outstanding	126,462,009	110,732,926	75,113,426

THREE AND NINE MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4         Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

								Sep 30
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	2005
	2007	2007	2006	2006	2006	2006	2005	(restated)
								(1)
Current assets	97,907	114,756	129,940	149,447	68,651	64,839	57,067	58,380
Mineral properties	15,986	5,468	3,554	2,628	3	3	3	3
Other assets	225,638	200,304	167,332	145,386	134,459	132,713	132,684	132,614
Total assets	339,531	320,528	300,826	297,461	203,113	197,555	189,754	190,997

Current liabilities	35,225	36,426	37,411	47,861	39,330	40,815	41,238	52,205
Other liabilities	155,070	151,799	149,912	148,666	97,588	109,158	109,528	109,682
Shareholders’ equity	149,236	132,303	113,503	100,934	66,195	47,582	38,988	29,110
Total liabilities and
shareholders’ equity	339,531	320,528	300,826	297,461	203,113	197,555	189,754	190,997

Revenue	(55,907)	(51,624)	(56,897)	(23,196)	(59,922)	(37,511)	(41,271)	(27,699)
Mine site operating costs	21,399	18,962	30,809	8,829	31,866	22,574	26,047	20,902
Transportation and treatment	4,714	5,062	6,305	(7,581)	8,973	6,643	6,277	4,401
Amortization	1,374	677	437	898	812	852	849	779
Expenses:
Accretion of reclamation
obligation	339	339	339	433	433	433	433	393
Conference and travel	72	156	168	223	39	84	71	60
Consulting	138	167	80	137	104	78	115	102
Corporation taxes	–	23	–	(564)	434	166	–	(7)
Exploration	2,188	2,546	1,913	(155)	2,958	471	270	455
Interest and accretion charges	2,199	1,838	1,906	1,678	2,311	1,043	1,082	1,502
Ledcor termination fee	–	–	–	3,500	–	–	–	–
Legal, accounting and audit	130	484	163	(81)	1,061	334	363	176
Office and administration	833	1,764	762	457	613	499	390	530
Shareholder communications	140	134	113	101	183	97	69	90
Trust and filing	20	118	81	55	23	215	21	8
Interest and other income	(2,434)	(3,305)	(2,778)	(2,418)	(1,579)	(1,546)	(1,627)	(1,324)
Gain on sale of marketable
securities	–	(1,511)	–	–	–	–	–	–
Income taxes expense (recovery)	6,739	11,485	5,653	(1,968)	5,603	2,410	–	(17,522)
Foreign exchange loss (gain)	1,454	(472)	(1,505)	(132)	323	(448)	(32)	324
Stock-based compensation	1,865	2,330	759	731	1,685	535	231	401
Unrealized gain on financial
instrument	2,331	(665)	(28)	–	–	–	–	–
Earnings for the period	12,406	11,491	11,720	19,053	4,080	3,071	6,712	16,429

Earnings per share - basic	0.10	0.09	0.09	0.16	0.04	0.03	0.06	0.17

Note 1. As discussed in Note 4 of the September 30, 2006 consolidated financial statements the consolidated balance sheet as at September 30, 2005 has been amended to present the liability component and equity component separately on the balance sheet. The accretion charges that were previously recorded through deficit are now recorded as interest accretion on convertible debt in the consolidated statement of operations. For the year ended September 30, 2005, this amounted to $1,075,478 (2004 – $977,705).

THREE AND NINE MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5         Results of Operations

The Company’s pre-tax earnings for the quarter ended June 30, 2007 increased to $19.1 million, compared to $9.7 million for the same period in 2006. The increase in pre-tax earnings is due mainly to higher realized metal prices for sales during the quarter compared to the same period in the prior year, and increased copper production. The Company’s after-tax earnings for the quarter ended June 30, 2007 increased to $12.4 million, compared to $4.1 million for the same period in fiscal 2006.

The Company reported revenues of $55.9 million for the quarter, compared to $59.9 million in the third quarter of 2006 due to a decrease in pounds of copper sold. The average price per pound of copper concentrate sold increased to US$3.53 per pound, up from US$3.08 in the third quarter of fiscal 2006. Revenues for the quarter consisted of copper concentrate sales of $47.8 million (Q3-2006 – $54.8 million); molybdenum concentrate sales of $5.6 million (Q3-2006 – $5.2 million); silver concentrate sales of $0.4 million (Q3-2006 – $1.1 million), and copper cathode sales of $2.1 million (Q3-2006 – nil)

Cost of sales for the third quarter of fiscal 2007 was $26.1 million, compared to $40.8 million for the same period in fiscal 2006. Costs of sales consist of total production cost of $20.8 million (Q3-2006 – $22.7 million) for metal produced and sold during the quarter, plus a copper inventory reduction adjustment of $0.6 million (Q3-2006 – $9.1 million), and transportation and treatment costs of $4.7 million (Q3-2006 – $9.0 million). The decrease in cost of sales for the quarter was due to lower sales quantities and lower waste to ore ratios in the Pollyanna Pit.

Mining and milling assets are amortized using the units of production method based on tons mined and milled divided by the estimated tonnage to be recovered in the mine plan. Amortization expense for the quarter was $1.4 million compared to $0.8 million for the same period in fiscal 2006. Despite an increase in recoverable reserves and expected mine life at Gibraltar in fiscal 2007 which reduces the rate of amortization due to higher estimated tonnage to be recovered in the mine plan, amortization expense for the quarter was higher than the prior year due to the following factors: increased capitalization of deferred exploration and additions of major mining equipment.

Exploration expenses for the quarter decreased to $2.2 million, compared to $3.0 million for the same period in fiscal 2006. Although the Company increased exploration at the Prosperity project, exploration expenses decreased during the quarter due to the capitalization of Gibraltar exploration expenses. During the quarter, the Company capitalized $2.3 million of exploration expenses related to increasing the reserves and life of the Gibraltar mine.

General and administrative costs for the quarter decreased to $1.3 million from $2.4 million for the same period in fiscal 2006. Even though staffing levels and corporate activities relating to the Company’s acquisition and tax planning initiatives were higher, there was a decrease in legal fees. Legal fees in 2006 were higher due to an arbitration proceeding.

Stock-based compensation increased to $1.9 million, compared to $1.7 million in the same period in fiscal 2006, as a result of new share purchase options and a higher fair value on the options granted during the quarter.

The Company recorded a foreign exchange loss of $1.5 million in the quarter, compared to a gain of $0.3 million in the same period in fiscal 2006. A significant portion of the Company’s cash reserves are

THREE AND NINE MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

denominated in US dollars. The weakening United States dollar caused the Company to realize an exchange loss on its cash reserves.

Interest and other income increased significantly to $2.4 million as compared to $1.6 million in Q3-2006. The increase was due to interest earned on the Company’s increasing average cash balances.

Current and future income taxes of $6.7 million were recorded in the quarter, compared to $5.6 million in the same period of fiscal 2006. The increase in income taxes is due to the depletion of tax pools as a result of the Company’s continued profitability.

The Company also has a tax liability provision of $22.5 million (2006 – $24.1 million) recorded on the Company’s balance sheet. This provision relates to an income tax expense recorded in fiscal 2004 for a subsidiary company which management believes is less than likely of ever becoming payable. The Company would exhaust all appeals if any taxes were actually assessed against the subsidiary. The amount represents a potential liability which has been recognized in a conservative manner in accordance with Canadian generally accepted accounting principles. It does not represent a payable amount based on any filed, or expected to be filed, tax return. No taxation authority has assessed the amount or any portion thereof as payable. Accordingly, there is no immediate impact on liquidity.

1.6         Liquidity

At June 30, 2007, Taseko had working capital of $62.7 million, as compared to a $101.6 million at September 30, 2006. The decrease in working capital was primarily a result of significant capital expenditures.

Management anticipates that revenues from copper, molybdenum and copper cathode, along with current cash balances will be sufficient to cover operating costs, working capital, and the Gibraltar mill expansion.

Other than those obligations disclosed in the notes to its audited annual financial statements for the year ended September 30, 2006, the Company has no other long term debt, capital lease obligations, operating leases or any other long term obligations.

1.7         Capital Resources

The Company had no commitments for material capital expenditures as of June 30, 2007.

The Company has no lines of credit or other sources of financing.

1.8         Off-Balance Sheet Arrangements

None.

THREE AND NINE MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9         Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is Taseko. HDI has certain directors in common with the Company and carries out geological, corporate development, administrative, financial management including raising of funds, investor relations, and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDI on a full cost-recovery basis.

Costs for services rendered and costs incurred on behalf of the Company by HDI during the nine months ended June 30, 2007 were $3.6 million, as compared to $2.0 million in the third quarter of 2006. The increase over prior fiscal year is due to higher staffing levels required to support the increase in general corporate development and exploration activities.

Taseko held a convertible promissory note ("Note") issued by Continental, a public company which is a related party by virtue of certain common directors. The Note had a right to participate in future Continental equity financings. In February 2007, the Company redeemed the Note for cash at 105% of its principal face value and used its pre-emptive right to participate in a private placement consisting of equity units ("Units") of Continental at a price of Cdn$1.65 per Unit. Each Unit consists of one common share of Continental and one Continental common share purchase warrant, exercisable at a price of Cdn$1.80 per share for a one year period from the completion of the financing. As a result, Taseko used the proceeds from the Note to subscribe for 7,318,182 Units of Continental.

1.10       Fourth Quarter

Not applicable.

1.11       Proposed Transactions

None.

1.12       Critical Accounting Estimates

The Company's significant accounting policies are presented in notes 2 and 3 of the unaudited consolidated financial statements for the period ended June 30, 2007 and note 3 of the audited consolidated statements for the year ended September 30, 2006. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the consolidated financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of concentrate inventories and supplies inventories the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  rates of amortization of property, plant and equipment
  the carrying values of the reclamation liability,

THREE AND NINE MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

  the carrying values of the convertible debentures and conversion rights, income taxes,
  the valuation allowances for future income taxes,
  the carrying values of the receivables from sales of concentrate, the carrying values of deferred revenue,
  the assumptions used in determining the reclamation obligation, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

During the nine months ended June 30, 2007, the Company increased its mineral reserves at the Company’s Gibraltar mine, thereby extending the life of the mine. Consequently, the rates of amortization of the Company’s property, plant and equipment, the carrying values of the reclamation liability, and the Company’s future income taxes have been revised to reflect the extended mine life.

Mining and milling assets are amortized using the units of production method based on tons mined and milled divided by the estimated tonnage to be recovered in the mine plan. An increase in recoverable reserves results in higher estimated tonnage to be recovered in the mine plan and hence a reduced annual amortization rate.

1.13       Change in Accounting Policies including Initial Adoption

Effective October 1, 2006, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)        Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to October 1, 2006 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

THREE AND NINE MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

•	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.
•	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.
•

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period in which they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

•

Marketable securities are classified as available-for-sale securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss).

•

The Company’s investment in a convertible promissory note of Continental Minerals Corporation (“Continental”) contained an embedded derivative which required separation from the host contract and measured at fair value. This change in accounting policy resulted in a mark-to-market adjustment of $307 to deficit and a similar increase to the carrying value of the Company’s investment in Continental at October 1, 2006. In February 2007, the Company redeemed the convertible promissory note for cash (note 4).

•

Reclamation deposits invested in government backed securities are classified as available-for-sale securities and are carried at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from accumulated other comprehensive income to net earnings (loss) when the investment is sold. Previously, reclamation deposits were carried at cost, less provision for other than a temporary decline in value.

•	Promissory note relating to the Red Mile Resources No. 2 Limited Partnership Agreement (“Red Mile”) is classified as available for sale.

THREE AND NINE MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

•

Convertible bonds and debenture are classified as held-to-maturity and are measured at amortized costs. Deferred financing costs relating to the issuance of convertible bonds are no longer presented as a separate asset on the balance sheet and are now included in the carrying value of the convertible bonds.

(b)	Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

(c)	Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings, to be presented in “other comprehensive income” until it is considered appropriate recognize into net earnings. This standard requires the presentation of comprehensive income and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports a consolidated statement of comprehensive income (loss) and includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

1.14       Financial Instruments and Other Instruments

Please refer to Section 1.13 above.

1.15       Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1     Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

THREE AND NINE MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2    Disclosure of Outstanding Share Data

The following details the share capital structure as at Aug 13, 2007, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				130,484,038

Share purchase option	September 28, 2007	$ 1.15	53,500
	March 27, 2009	$ 2.07	30,000
	March 27, 2009	$ 2.18	166,500
	March 27, 2009	$ 2.68	120,000
	February 24, 2010	$ 3.07	965,000
	September 28, 2010	$ 1.15	1,128,334
	September 28, 2010	$ 2.07	103,367
	September 28, 2010	$ 2.18	130,000
	March 28, 2011	$ 2.18	442,000
	March 28, 2011	$ 2.63	360,000
	March 28, 2011	$ 2.68	90,000
	February 24, 2012	$ 3.07	1,818,000	5,406,701

Warrants	June 4, 2009	$3.48	120,000	120,000

Convertible debenture,	July 21, 2009	$ 4.89	3,476,483	3,476,483
Boliden Westmin (Canada) Limited

Convertible bonds	August 29, 2011	US$3.35	8,955,224	8,955,224

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

THREE AND NINE MONTHS ENDED JUNE 30, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3    Internal Controls over Financial Reporting Procedures

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

During the third quarter, the Company completed the implementation of a new Enterprise Resource Planning (ERP) system at one of its subsidiaries, Gibraltar Mines Ltd (“Gibraltar”). In connection with this ERP system implementation, the Company updated its internal controls over financial reporting, as necessary, to accommodate modifications to its business processes and accounting procedures. Gibraltar’s financial statements constitute approximately 45% of the Company’s total assets and 100% of net sales as of and for the quarter-ended June 30, 2007. Other than the system implementation at Gibraltar, no other changes in internal controls over financial reporting occurred during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

1.15.4    Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the quarter ended June 30, 2007 that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.